Exhibit 4.65

Rights and Obligations Assumption Letter

This entity, Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd., is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Foshan City at the Shunde District branch office of the Administration for Market Regulation on August 26, 2020. The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd.,

(Seal) Foshan Shunde Beijiao Town Country Garden Ivy League Education Training Centre Co., Ltd., Affixed

By:	/s/ Li Li
Name:	Li Li
Title:	Legal Representative
Date:	December 7, 2020